Exhibit 21

Subsidiaries
United Auto Credit Corporation	California
United PanAm Mortgage Corporation	California
UAC Investment Corporation	California
UPFC Auto Financing Corporation	Texas
UPFC Auto Receivables Corp.	California
UPFC Funding Corp.	California
UPFC Sub I, Inc.	Delaware
United Auto Business Operations, LLC	Texas